

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Carlos Freitas
Chief Financial Officer
Vitru Limited
Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor
Saco Grande, Florianópolis, State of Santa Catarina
Brazil 88032-005

     Re: Vitru Limited
          Registration Statement on Form F-3
          Filed October 25, 2021
          File No. 333-260480

Dear Mr. Freitas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ryan Lichtenfels at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services